eMerge Interactive, Inc.

10305 102nd Terrace

Sebastian, Florida 32958

April 25, 2005

VIA EDGAR AND FACSIMILE (202) 942-9635

Ms. Linda van Doorn

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	eMerge Interactive, Inc.
Form 10-K for the year ended December 31, 2004
File No. 000-29037

Dear Ms. van Doorn:

eMerge Interactive, Inc., a Delaware corporation (the “Company”), has the following response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) contained in the Staff’s letter to the Company dated April 12, 2005. The Staff’s comment has been reproduced below and is followed by the Company’s response.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Operations, page F-3

1.	In future filings, separately state net sales of tangible products, income from rentals, revenues from services and other revenues. The costs related to these revenues should also be presented on a disaggregated basis as applicable. Refer to Rule 5-03(b) of Regulation S-X and SAB 101.

RESPONSE:	In future filings, in accordance with Rules 5-03.1 and 5-03.2 of Regulation S-X, the Company will state separately net sales of tangible products, income from rentals, revenues from services and other revenues, and the costs related to these revenues will be presented on a disaggregated basis as applicable. In accordance with such rules, if income is derived from more than one of the sub-captions described above, each class which is not more than 10 percent of the sum of the items may be combined with another class, and if revenue items are combined, the related costs and expenses will be combined in the same manner.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact me at (772) 581-9750.

Very truly yours,

EMERGE INTERACTIVE, INC.

By:	/s/ DAVID C. WARREN
David Warren
Chief Executive Officer

cc:	Kristi Beshears
Melvin E. Tull, III, Esq.